Filed by On Deck Capital, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: On Deck Capital, Inc.
Commission File No.: 001-36779

September 21, 2020

Dear Stockholder:

We have previously sent to you proxy material for the Special Meeting of Stockholders of On Deck Capital, Inc., to be held on October 7, 2020. Your Board of Directors unanimously recommends that stockholders vote FOR the proposed merger with Enova International, Inc.

The merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of OnDeck common stock. Your vote is important, no matter how many or how few shares you may own. If you have not already done so, please vote TODAY by telephone or via the Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.

Very truly yours,

Noah Breslow
Chairman & Chief Executive Officer

To ensure your vote is received before the meeting date,
we urge you to vote by telephone, or via the Internet.
Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor:

INNISFREE M&A INCORPORATED,
TOLL-FREE AT (877) 825-8772.

Filed by On Deck Capital, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: On Deck Capital, Inc.
Commission File No.: 001-36779

Filed by On Deck Capital, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: On Deck Capital, Inc.
Commission File No.: 001-36779

Additional Information and Where to Find It
In connection with the proposed merger, Enova has filed with the SEC a registration statement on Form S-4 to register the shares to be issued in connection with the proposed merger. The registration statement includes a proxy statement of OnDeck / prospectus of Enova which has been sent to the stockholders of OnDeck seeking their approval of the respective merger-related proposals. STOCKHOLDERS OF ONDECK ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONDECK, ENOVA AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents and any other documents filed with or furnished to the SEC by OnDeck or Enova free of charge through the website maintained by the SEC at www.sec.gov, from OnDeck at its website investors.OnDeck.com, or from Enova at its website ir.Enova.com.

Participants in the Solicitation
OnDeck, Enova and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from OnDeck stockholders in respect of the proposed merger under the rules of the SEC. Information about OnDeck’s directors and executive officers is available in OnDeck’s definitive proxy statement on Schedule 14A for the special meeting of OnDeck stockholders filed with the SEC on September 8, 2020. To the extent holdings of OnDeck securities by directors or executive officers of OnDeck have changed since the amounts contained in the definitive proxy statement for the special meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents are available free of charge from the sources indicated above, and from OnDeck by going to its investor relations page on its corporate website at investors.OnDeck.com. Information about Enova’s directors and executive officers and a description of their interests are set forth in Enova’s 2019 Annual Report, which may be obtained free of charge from Enova’s website, ir.enova.com. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from OnDeck and Enova using the sources indicated above.

No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.